SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF MEETING
OF THE BOARD OF DIRECTORS MEETING
HELD JANUARY 30, 2008

DATE, TIME AND PLACE: 30th of January 2008, at 14h00m, in the city and State of Rio de Janeiro.

ATTENDEES: Presents Mrs. Giorgio della Seta Ferrari Corbelli Greco, Stefano Ciurli, Mario Cesar Pereira de Araujo, Francesco Saverio Locati, Isaac Selim Sutton, Maílson Ferreira da Nóbrega, Josino de Almeida Fonseca, members of the Board of Directors of the Company. As provided for in § two of Art. 29 of the Company’s By-Laws, Mrs. Stefano Ciurli and Isaac Selim Sutton, attended the meeting via conference call. Also attended the meeting Mrs. Gianandrea Castelli Rivolta – Finance Director and IR, Lara Ribeiro Piau – Legal Director, Paulo Roberto da Costa Lima – Regulatory Director.

TABLE: Mr. Giorgio della Seta Ferrari Corbelli Greco – President; and Ms. Alessandra Catanante – Secretary.

AGENDA: (1) examine, discuss and decide on the proposal of renewal of the Cooperation and Support Agreement entered into among Telecom Italia S.p.A., TIM Celular S.A. and TIM Nordeste S.A., with the Company as intervener; (2) examine, discuss and aprove the guarantees rendered by the Company in favor of the Controlled Companies and the execution of the guarantees agreements in order to attend the Anatel Bid conditions to execute the authorization terms under the Bid n° 002/2007/SPV – ANATEL (3G); e (3) decide on the call of a Shareholders’ Extraordinary Meeting, in order to submit to the approval the issue raised under item (1) above.

DELIBERATIONS: (1) Initially, it has been presented to the Board members the support documentation related to the evolution of the Cooperation and Support Agreement, executed in 2007 among Telecom Itália S.p.A., Tim Celular S/A and Tim Nordeste S/A with the Company as intervener (the “Agreement”). Based on the aforementioned documents, the conclusion is that the Companies have actually been benefited from the solutions and inovations not yet available in the Brazilian market, with a lower cost and gains in productivity. The Projects have been followed-up by an independent consultant PricewaterhouseCoopers, which concluded that the performance of the Agreement observed the current procedures of the Company for contracts in general, with no preference or any sort of exception on behalf of Telecom Italia - copy of the reports have been duly delivered to the Audit Committee during the period. Therefore, this Board summoned the proposal of the Officers in order to call the Shareholders’ Extraordinary Meeting to discuss and decide on an eventual renewal of the said Agreement for a further 12-month period. The following documentation has been duly delivered to the Board members, for their knowledge: (i) “fairness opinion” issued by Accenture do Brasil that concludes that the conditions stated in the renewal proposal are equitable and that the amount of the Projects to be performed in 2008 are in more favorable conditions to the Company than the current market conditions; (ii) legal opinions issued by the Brazilian law firm Momsen, Leonardos & Cia. and by the Italian law firm Studio Torta, which confirmed that the clauses of the amendment to the agreement, as written, are attending the Brazilian and the Italian legislation and also that such comply with the terms and conditions of the market; (iii) Roadmap that details the activities and Projects to be implemented under the Agreement, if approved. Further to all the review and analysis, the Board has decided that, based upon the Officers proposal, the opinion of the Audit Committee and the Projects performed during 2007, validated by PricewaterhouseCoopers, as well as per the further documentation hereinabove mentioned, to submit, under item XII of the art. 25 of the Company’s By Laws, for discussion and deliberation of the Shareholders’ Extraordinary Meeting, the proposal of the Officers to renew the Agreement; (2) after presentation from the Finance Director, it has been decided and approved the issuance of the guarantees by the Company in favor of the Controlled Companies as well as the execution of the guarantees in order to attend the conditions prevailed in the Anatel Bid n° 002/2007/SPV – ANATEL (3G), as per the attached documentation, regarding also the amounts involved; and (3) it was unanimously approved the call of a Shareholders’ Extraordinary Meeting of the Company, to be held on March 3rd, 2008, in order to decide on the issue of item (1) above of the agenda. The Company shall present to its shareholders, previously to the meeting, the documentation set forth above as well as any further clarification that may be reasonably requested by them. The President of the Board of Directors of the Company is hereby authorized to do any and all acts that may be deemed necessary in order to proceed to the call of the Shareholders’ Extraordinary Meeting mentioned above, including the execution of the respective call.

CLOSING: The meeting has been adjourned and the present minutes of meeting has been issued, read, approved and executed by all the Directors attending.

Rio de Janeiro (RJ), January 30, 2008.

Giorgio della Seta Ferrari Corbelli Greco	Alessandra Catanante
President and member of the Board of Directors	Secretary

Mario Cesar Pereira de Araujo	Stefano Ciurli
Member of the Board of Directors	Member of the Board of Directors

Francesco Saverio Locati	Maílson da Nóbrega
Member of the Board of Directors	Member of the Board of Directors

Josino de Almeida Fonseca	Isaac Selim Sutton
Member of the Board of Directors	Member of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: January 31, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.